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FEB 25 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135TH STREET, STE 100
(No. and Street)

LEAWOOD (City) KS (State) 66224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. MEIER (913)-239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W 47TH PLACE, SUITE 204 (Address) WESTWOOD (City) KS (State) 66205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAS Corp.

By [signature]

Signature

VICE PRESIDENT AND PRINCIPAL

Title

State of Kansas; County of Johnson

Jo Ellen Byron

Notary Public

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2017
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2015 AND 2014
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of FAS Corp.
Leawood, Kansas

We have audited the accompanying statements of financial condition of

FAS Corp.

as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015 and 2014 (supplemental information), have been subjected to audit procedures performed in conjunction with the audit of FAS Corp.'s financial statements. The supplemental information is the responsibility of FAS Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy for the information presented in the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015 and 2014. In forming our opinion on the supplemental information, we

evaluated whether Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015 and 2014, including its form and content are presented in conformity with 17 § C.F.R. 240.17a-5. In our opinion the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2015 and 2014 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 15, 2016

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Cash	$ 124,134	$ 96,441
Commisions receivable	512,056	628,746
Prepaid expenses	1,423	8,338
TOTAL ASSETS	$ 637,612	$ 733,526
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 515,283	$ 592,584
	515,283	592,584
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 10,310 shares issued and outstanding	10,310	10,310
Additional Paid in Capital	10,758	10,758
Retained earnings	101,261	119,874
TOTAL STOCKHOLDERS' EQUITY	122,329	140,942
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 637,612	$ 733,526

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF INCOME
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES		
Commission income	$ 7,562,928	$ 8,666,274
OPERATING EXPENSES		
Commission expense	6,532,168	7,553,626
Management fees	472,863	488,599
Overhead reimbursement	283,138	283,138
Other expenses	83,371	64,070
TOTAL OPERATING EXPENSES	7,371,540	8,389,433
NET INCOME	$ 191,387	$ 276,841

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock		Additional	Treasury Stock		Retained	Total Stockholders'
	Shares	Dollars	Paid in Capital	Shares	Dollars	Earnings	Equity
Balance at January 1, 2014	10,000	$ 10,000	$ 6,967	$ -	$ -	$ 137,134	$ 154,101
Proceeds from Issuance of Stock	310	310	3,791	-	-	-	4,101
Net income for 2014	-	-	-	-	-	276,841	276,841
Distributions to stockholders in 2014	-	-	-	-	-	(294,101)	(294,101)
Balance at December 31, 2014	10,310	$ 10,310	$ 10,758	$ -	$ -	$ 119,874	$ 140,942
Net income for 2015	-	-	-	-	-	191,387	191,387
Distributions to stockholders in 2015	-	-	-	-	-	(210,000)	(210,000)
Balance at December 31, 2015	10,310	$ 10,310	$ 10,758	$ -	$ -	$ 101,261	$ 122,329

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows From Operating Activities		
Net Income	$ 191,387	$ 276,841
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Commissions Receivable	116,690	(214,043)
Prepaid Expenses	6,915	2,270
Accounts Payable	(77,301)	211,591
Net Cash Provided by Operating Activities	237,693	276,659
Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds from stock issuance	-	4,101
Distributions to stockholders	(210,000)	(294,101)
Net Cash Used In Financing Activities	(210,000)	(290,000)
Net Increase (Decrease) in Cash	27,693	(13,341)
Cash, Beginning of Year	96,441	109,782
Cash, End of Year	$ 124,134	$ 96,441

The accompanying notes are an integral part of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2015 four payors were the source of 72% of commissions revenue earned by the Company and 82% of the commission receivables due to the Company at December 31, 2015. Three independent representative groups received 91% of commissions expense paid by the Company for the year ending December 31, 2015.

Subsequent Events

Subsequent events have been evaluated through February 15, 2016, which is the date the accompanying financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commisions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Prior to 2012, the Company filed consolidated S corporation income returns with its parent. Under its S election, individual stockholders of the parent (before 2012) and/or the Company (after 2011) report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2014, 2013, and 2012 remain open as of February 15, 2016, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company reported net capital of $110,091 and $80,835, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2015 the amount of the reimbursement was $283,138. The Company pays rent to M3 Development Company (a related party) rent expense for both years 2015 and 2014 was $56,100.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc. (a related party) whereby the Company pays a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2015 and 2014, the Company incurred management fees of $472,863 and $488,599, respectively. At December 31, 2015 and 2014, the company owed management fees payable of $79,291 and $84,541, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2015, and as of December 31, 2015, and for the period through and including February 15, 2016, the Company was not aware of any such material chargeback claims outstanding.

SUPPLEMENTARY INFORMATION

FAS CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
NET CAPITAL		
Total Stockholder's Equity	$ 122,329	$ 140,942
Deductions and/or charges:		
A. Nonallowable assets		
Prepaid expenses	1,423	8,338
Other deductions and charges	10,815	51,768
	12,238	60,107
Net Capital Before Haircuts on Securities Positions	110,091	80,835
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock		
Net Capital	$ 110,091	$ 80,835
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable	$ 515,283	$ 592,584
Total Aggregate Indebtedness	$ 515,283	$ 592,584
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$ 34,352	$ 39,506
Excess Net Capital	$ 75,739	$ 41,329
Net Capital Less 120% of Requirement	$ 58,563	$ 21,577
Ratio: Aggregate Indebtedness to Net Capital	4.68 to 1	7.33

FAS CORP.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company operated under the exemptive provisions of paragraph (k)(1) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2015 and 2014.

FAS CORP.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2015 and 2014.

FAS Corp.

4747 W. 135th Street, Suite 100
Leawood, Kansas 66224

Phone: 913-239-2300
Fax: 913-239-2301

FAS CORP
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

FAS Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

FAS Corp

FAS Corp

I, Scott Sadaro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CFO

Date: 2/15/16

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors and Shareholders
FAS Corp.

We have reviewed management's statements, included in the accompanying FAS Corp. Exemption Report, in which (1) FAS Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FAS Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) FAS Corp. stated that FAS Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. FAS Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FAS Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Haviland Ketter P.C., PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 15, 2016

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of FAS Corp.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of FAS Corp. for the year ended December, 31, 2015 and filed with the Securities Investor Protection Corporation (SIPC) on December 22, 2014. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of FAS Corp. taken as a whole.

Miller Haviland Ketter P.C., PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 15, 2016

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2016

To the Audit Committee
FAS Corp.

In connection with our audit of the financial statements and supplementary information of FAS Corp. for the years ended December 31, 2015 and 2014, and have issued our report thereon dated February 15, 2016. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2015. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by FAS Corp. in its 2015 financial statements are described in Note A to the financial statements and relate to the policies the Company uses to account for revenue and expense recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was:

> Management's estimate of the Commissions Receivable and Payable is based on commissions earned but unpaid at year end and the related commission payable to FAS Corp.'s representatives. We evaluated the key factors and assumptions used to develop the commissions receivable and payable in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Related-Party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We conclude there are no qualitative factors that would have a negative impact on the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, II and III Under Rule 15c3-3 of the Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of FAS Corp. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 15, 2016

FAS CORP.
SCHEDULE OF PASSED JOURNAL ENTIRES
AS OF DECEMBER 31, 2015

There are no passed journal entries.